EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)	Year ended March 31,
	2004	2003	2002	2001	2000
Earnings:
(Loss) income before income taxes, net of cumulative effect of accounting change in 2004 (1)	$(19,297)	$(38,011)	$(55,943)	$8,119	$3,349
Add:
Rent expense representative of interest (2)	4,102	4,461	3,347	1,725	1,009
Interest expense net of capitalized interest	6,717	7,342	6,162	7,550	3,588
Amortization of debt discount and expense	1,225	1,528	915	530	204
Amortization of capitalized interest	14	16	11	4	4

Adjusted Earnings	$(7,239)	$(24,664)	$(45,508)	$17,928	$8,154

Fixed Charges:
Rent expense representative of interest (2)	$4,102	$4,461	$3,347	$1,725	$1,009
Interest expense net of capitalized interest	6,717	7,342	6,162	7,550	3,588
Amortization of debt discount and expense	1,225	1,528	915	530	204
Capitalized interest	346	—	205	21	—

Fixed Charges	$12,390	$13,331	$10,629	$9,826	$4,,801

Ratio of earnings to fixed charges	(3)	(3)	(3)	1.82	1.70

(1)	Fiscal 2003 includes a goodwill write-down of $5,346 classified as a cumulative effect of accounting change.
(2)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(3)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $19,629, $37,995 and $56,137 and for the years ended March 31, 2004, March 31, 2003 and March 31, 2002, respectively.